OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

04018216

CM 3/25

U.S. [illegible] CHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-1303**

REPORT FOR THE PERIOD BEGINNING April 1, 2003 **AND ENDING** December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer: **Official Use Only**
Miller Johnson Steichen Kinnard, Inc.

Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

60 South Sixth Street, Suite 3000
(No. and Street)

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Dean C. Reder (612) 455-5961
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name—if individual, state last, first, middle name)

5601 Green Valley Drive Suite 700 Minneapolis, MN 55437-1145
(Address) **City** **State** **(Zip Code)**

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Dean C. Reder, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Johnson Steichen Kinnard, Inc. as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

SVP & Controller

Title

ROSLYN L. BRAND
NOTARY PUBLIC-MINNESOTA
My Comm. Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.
- ___ (p) Schedule of segregation requirements and funds in segregation- customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Miller Johnson Steichen Kinnard, Inc.

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	6,753,800
Restricted cash		573,300
Trading securities owned, at market		7,123,100
Deposits at clearing organizations		5,031,700
Receivable from brokers		1,037,900
Furniture and equipment (net of depreciation of $5.0 million)		519,000
Lease deposit		430,000
Prepaid Expenses		490,300
Other assets		245,000
Total assets	$	22,204,100
Liabilities and stockholder's equity		
Liabilities:		
Payable to clearing organization	$	6,032,600
Commissions payable		1,015,100
Trading securities sold but not yet purchased, at market		1,210,800
Payable for legal claim settlements		625,000
Payroll liabilities		1,210,500
Dividend payable to parent		884,800
Other liabilities		1,040,800
Total liabilities		12,019,600
Stockholder's equity:		
Common stock, $.01 par value:		
Authorized shares: 100,000, issued and outstanding shares – 1,000		10
Additional paid-in capital		87,570,300
Accumulated deficit		(77,385,800)
Total stockholder's equity		10,184,500
Total liabilities and stockholder's equity	$	22,204,100

See accompanying notes.